NextPath Technologies, Inc.
Historic Hillsborough Courthouse Square
114 S. Churton Street, Suite 101
Hillsborough, NC 27278

For Investor Information contact:
INVESTOR COMMUNICATIONS CO.
800/511-4215    800/457-5579

                             NEWS RELEASE
                          November 18, 1999


NEXTPATH TECHNOLOGIES ACQUIRES WILLOW SYSTEMS LIMITED

Hillsborough, NC NextPath Technologies, Inc. (OTCBB-NPTK) announced today that it has acquired Willow Systems Limited ("Willow
Systems"), an Albuquerque, N.M. technology company.

NextPath's acquisition of Willow Systems closed on November 15, 1999. It was accomplished through a forward triangular merger by which Willow Systems merged into Willow Systems, Inc., a Delaware corporation wholly owned by NextPath. The surviving corporation is Willow Systems, Inc. The former management and employees of Willow Systems are now those of Willow Systems, Inc., and the company's principal place of business will remain in Albuquerque.

The merger consideration paid by NextPath to the shareholders of Willow Systems was as follows:

(A) $1,700,000 ($950,000 paid at closing; $750,000 paid to an escrow agent under the terms of a one year escrow agreement); and

(B) 650,000 shares of NextPath restricted common stock with piggy-back registration rights.

Willow Systems, Inc. ("Willow") designs and markets custom motion control, robotics and electronics solutions with leading edge technologies in the areas of gimbals and photographic/electro-optical systems. Willow has the capability to translate real-time motion control requirements into reliable, low cost hardware solutions, and its technologies have potential application in a wide range of businesses.

Willow is also engaged in the business of designing and developing new and innovative MicroElectro Mechanical Systems ("MEMS") technology and associated controls and electronics, primarily for optical applications. MEMS are machines so small that they are imperceptible to the human eye, with gears no larger than a grain of pollen.

Willow is also developing a high-speed fiber optic switch that will control communications routing over fiber optic networks. This switch will be compatible with the high capacity wavelength division multiplexed ("WDM") fiber optic systems that are expected to dominate the fiber optic communications market over the next decade.

Past and current customers of Willow Systems include: Northrop
Grumman, AT&T, ITT Industries and Sagebrush Technologies, Inc.

James R. Ladd, president and chief executive officer of NextPath Technologies, Inc., stated, "The acquisition of Willow expands our technological capabilities in an ongoing effort to become a major player in the motion control and communication fields. Willow, combined with Laser Wireless and, upon completion, the pending acquisition of Sagebrush Technology, Inc., will complete our goal of creating "The Precision Technology Group" as we continue to execute our business plan."

"We at Willow Systems are extremely pleased to become part of the NextPath family", stated Douglas Elerath, Founder of Willow Systems and now president of Willow Systems, Inc. "There are tremendous synergies between the companies that will comprise the Precision Technology Group of NextPath. Working in concert, we form a very strong team, and will add significant future value to NextPath".

NextPath Technologies, Inc. is a holding company that has acquisitions and strategic alliances pending which it believes will allow it to become a significant participant in a number of rapidly expanding technology market sectors. NextPath is in the final stages of negotiating an agreement to acquire Sagebrush Technology, Inc. It is anticipated that the corporate strategies currently being pursued by NextPath will result in substantial increases in the profitability of the respective companies joining NextPath.

Certain statements in this news release may constitute "forward looking" statements within the meaning of section 21E of the Securities Exchange Act of 1934. Such forward looking statement involve risks, uncertainties, and other factors, which may cause the actual results, performance or achievement expressed or implied y such forward-looking statements to differ.

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NEXTPATH TECHNOLOGIES, INC. is quoted on the OTC Bulletin Board as "NPTK".

FOR IMMEDIATE RELEASE.